July 25, 2024

Jason Coloma, Ph.D.
Chief Executive Officer
Maze Therapeutics, Inc.
171 Oyster Point Blvd.
Suite 300
South San Francisco, CA 94080

       Re: Maze Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted on June 21, 2024
           CIK 0001842295
Dear Jason Coloma Ph.D.:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please disclose on the prospectus cover page whether your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.
Prospectus Summary
Overview, page 1

2.     We note your disclosures here, and elsewhere, regarding MZE782
potentially being    first-
       in-class.    This term suggests that your product candidate is
effective, more advanced than
       other products being developed, and likely to be approved. Please revise to delete such references throughout your registration statement.
3. Please provide the basis for your belief that you are the first company to implement a
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Page 2

       platform that supports end-to-end variant identification, functional capabilities and advanced research tools and methodologies at scale.
Our Pipeline, page 2

4.     We note your inclusion of two rows for    multiple targets    in the
Wholly-owned
       Portfolio    section, and two rows for unidentified partners in the
Company Creation
       & Partners    section. Please explain why such programs are sufficiently material to your
       business to warrant inclusion in your pipeline table. If they are material, please revise the table to identify the multple targets and identify the companies you have partnered with to develop ALS candidate(s). Additionally, expand your disclosure in the Business section to provide a more fulsome discussion of these programs, including a description of the development activities to date, and the material terms of the corresponding exclusive license agreements. Alternatively, please remove any programs that are not currently material from your pipeline table.
5. Please revise the summary discussion of Broadwing Bio to clarify that you are not the sole owner of Broadwing Bio and specify your ownership percentage.
6.     Please remove the    Compass Platform    row from the pipeline table.
The platform itself is
       not a product candidate. Therefore, it is not appropriate to incude it in the pipeline table.
7.     We note you have not yet applied for an IND for MZE782, yet your pipeline table
       indicates    Phase 1 initiation    in the arrow. Given that your IND has
not been filed, it is
       not clear why you believe Phase 1 has begun and it is not more appropriate to indicate that your preclincial trials have been completed. Please explain.
8. Please refrain from stating or implying efficacy for your product candidates.
       Determinations related to efficacy are solely within the authority of the FDA. Given that your discussion is based on preclincial trials, your discussion should focus on a potential mechanism of action and not on efficacy or improvements over currently available products.
Our approach to precision medicine: Compass platform, page 3

9. We note your belief that the Compass platform has the potential to improve the overall
       likelihood    of regulatory and commercial success for your precision
medicine candidates.
       Please provide balancing disclosure with your statement on page 22 that you cannot provide any assurance that the application of your Compass platform will result in the ultimate regulatory approval of any of your therapeutic candidates.
10.    Please describe your platform   s multiple contributions to the
scientific community over
       the past five years.
11.    Please ensure the text and logos are legible in the graphic.
Our Team and Investors, page 4

12. We note your disclosure on page 5 that you have raised approximately $424 million from
          leading life science investors,    including Third Rock Ventures,
ARCH Venture Partners,
       Matrix Capital Management and Google Ventures. Please provide balancing disclosure, as you do on page 110, that prospective investors should not rely on such investors investment decisions, that these investors may have different risk tolerances and that the
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Page 3

       shares purchased in the referenced financings may have been conducted at a significant discount to the IPO price, if true.
We have entered, and may in the future enter, into strategic collaborations, transactions and licensing partnerships..., page 26

13. Please put the risk in context by revising this risk factor to clarify that the FTC's authority was based on concerns that that Genzyme's license would eliminate a competitor challenging Sanofi's monopoly in the Pompe disease market.
We rely on third parties to manufacture our clinical product supplies..., page
29

14. We note your disclosure on page 30 that you "rely on third parties located in China for
       some of [y]our contract manufacturing    and that "[you] are exposed to
the possibility of
       product supply disruption and increased costs in the event of changes in the policies of the
       United States or Chinese governments[.]" Please tell us whether any Chinese companies you do business with have been named as "companies of concern" in the amended version of the U.S. House of Representatives' draft of the BIOSECURE Act approved on May 15,
       2024, or are a subsidiary or affiliate of a named company of concern. In addition, please revise your disclosure to include an updated discussion of the pending BIOSECURE legislation that would result in trade restrictions, sanctions, or other regulatory requirements by the U.S. government, which could restrict or even prohibit your ability to work with your contractual counterparties.
Exclusive License Agreement, page 92

15. Describe the material terms of your partnership agreements related to the development of product candidates for the treatment of ALS. File these agreements or provide an analysis supporting your conclusion that they are not required to be filed. Exclusive license agreement with Shionogi, page 92

16. With respect to your agreement with Shionogi, please quantify all payments made to date, clarify when the valid claims covering the applicable Licensed Product will expire, explain how reversion royalties work and disclose the applicable rate and when the reversion royalties expire.
Management's discussion and analysis of financial condition and results of operations
Exclusive license agreement with Shionogi, page 92

17. In your notes to financial statements and other areas in this filing deemed necessary, please provide your accounting policy with respect to recognizing revenue related to your license agreements such as up-front fees, milestones payments and royalties as well as the accounting literature you relied upon in your accounting treatment. Results of operations
Comparisons of the years ended December 31, 2022 and 2023, page 95

18. With regards to your general and administrative expenses, please revise to provide a table that breaks out your G&A expense by its components as you note on page 94, similar to that provided for your research and development expenses. In addition, provide a robust explanation for the changes in the underlying components for the periods presented. As
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Page 4

       part of your response, clearly explain the nature of the legal costs referenced as being higher in 2023 on page 96, including the extent to which such elevated costs are expected to continue in future periods.
Critical accounting policies, significant judgements and use of estimates Common stock valuations, page 103

19. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response. Revise your
       MD&A to provide a table presenting the number of units granted, the exercise price, the fair value used for the underlying shares, and compensation expense to be recognized for all compensatory issuances during 2023 and the subsequent period through the date of the registration statement.
Discovery of MZE829, page 118

20. We note your disclosure on page 119 relating to comparisons with inaxaplin, or VX-147.
       Please explain what inaxaplin is.
MZE829 clinical trials, page 120

21.    Please disclose the number of volunteers enrolled in the Phase 1 study.
22. If participants in the Phase 1 trial experienced any serious adverse events, please describe the events and the number of each type of event.
MZE782 clinical development plans, page 125

23. Please revise to clearly describe the current status of your clinical development plans with respect to MZE782. In this regard, we note that you have not yet submitted an IND for
       MZE829 yet reference Phase 1 clinical trials from which you    expect
to demonstrate
       clinical proof of mechanism, as well as your plan for Phase 2    based
on supporting data
       from Phase 1.    To the extent known, please disclose the material terms
for the planned
       Phase 1 trial, including the number of expected participants, trial design, endpoints and any protocols.
MZE001 for Pompe disease, page 126

24. Please provide the number of volunteers that enrolled in your Phase 1 trial for MZE001, describe any primary and secondary endpoints and whether they were achieved. Explain how the trial demonstrated proof of mechanism without indicating that the candidate is effective. To the extent that any participants experienced any serious adverse events, please describe them and quantify the number of each type of event. Intellectual Property, page 131

25. Please describe the type of patents (composition of matter, use, or process) for your issued patents, the expiration dates and type of patents for your material US and foreign patent
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       applications, and the jurisdictions for your material foreign patent applications. With respect to the patent portfolios you out-licensed, please provide the product candidate(s)
       and/or technology to which such patents or patent applications relate, the type of patents or patent applications, the jurisdictions, and expiration dates. In this regard, it may be useful to provide tabular disclosure.
Employment Agreements, page 159

26. We note your disclosure that you intend to enter into new employment agreements with certain senior management personnel in connection with this offering. We also note your disclosure on page 50 that you entered into employment agreements with your executive officers. Please reconcile or otherwise advise.
General

27. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy (CF) McNamara at 202-551-7349 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences